UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-35798

(Check one):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:	June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Humanigen, Inc.
Full Name of Registrant

Former Name if Applicable

830 Morris Turnpike, 4th Floor
Address of Principal Executive Office (Street and Number)

Short Hills, NJ 07078
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed.)

As previously reported in its Current Report on Form 8-K filed on July 25, 2023, the Company has been unsuccessful in its attempts to identify and complete a strategic transaction in the first half of 2023 or in raising debt or equity financing in sufficient amounts and with acceptable terms to fund the Company’s operations going forward.

In light of the above, and the Company’s limited cash and cash equivalents, the Company anticipates that it will not be able to continue as a going concern and is exploring all restructuring options, which may include commencing a bankruptcy or other insolvency proceeding in the third quarter of 2023. The Company is continuing to evaluate term sheets relating to potential sales of assets in a bankruptcy proceeding. Given the Company’s lack of liquidity, any such bankruptcy filing may result in a complete or substantial loss of value for holders of our common stock.

Due to the Company’s focus on resolving its financial situation, the Company has been unable to focus its attention on preparing its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Report”) and thus is unable to file the Report by the prescribed due date of August 14, 2023 without unreasonable effort or expense. As a result, the Company and its independent auditor need additional time to complete certain disclosures and analyses required to be included in the Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cameron Durrant	(973)	200-3010
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒       No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒       No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There will likely be significant changes in the Company's operating expenses for the three months ended June 30, 2023 as compared to the three months ended June 30, 2022 and for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. A reasonable estimate of such changes cannot be made at this time because the financial statements are still being compiled.

HUMANIGEN, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2023	By:	/s/ Cameron Durrant
		Name:	Cameron Durrant
		Title:	Chairman of the Board and Chief Executive Officer